REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

05011158

06 September 2005

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

Latest News

FILE NO 82-3

06 September 2005

Rexam expands in Plastic Packaging with £83m US acquisition

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that it has agreed to acquire US-based Delta Plastics Inc for a total cash consideration of $154m (£83m), including repayments of borrowings and redemption of preference shares. The majority shareholder is Stonebridge Partners, a private equity fund.

The acquisition, which is subject to US competition authority approval, is expected to be earnings enhancing from the outset and to cover Rexam's cost of capital in 2007.

Delta Plastics is based in Hot Springs, Arkansas. It designs and manufactures plastic injection-moulded jars and closures for a variety of applications, primarily for the personal care and food markets. The company holds a number of patented product designs.

The operation, which employs more than 350 people, comprises two modern injection-moulding facilities in Hot Springs. It also has a technology centre, located near Los Angeles, California, which designs, develops and manufactures Delta Plastics' own moulds and automation equipment.

A combination of technology leadership, quality products and excellent customer service has enabled Delta Plastics to grow at a rate well above the market during the past five years. In 2004 it reported sales of $50m and, as at 31 December, net operating assets of $49m.

Commenting on the acquisition, Lars Emilson, Rexam's Chief Executive, said: "Delta Plastics is a well run operation that has posted impressive growth rates in recent years. The acquisition is perfectly in line with our strategy to grow our Plastic Packaging business and enhance our current product offering. It will increase our presence in the important US market and we foresee a number of synergies in areas such as raw materials purchasing, technology access and additional sales."

Rexam PLC 020 7227 4100
Lars Emilson, Chief Executive

Graham Chipchase, Group Finance Director/Group Director Plastic Packaging

Andrew Mills, Group Communications Director

Financial Dynamics 020 7269 7291
Richard Mountain